Exhibit 97.01
Compensation Recoupment Policy

As of October 25, 2023

Intuit Inc. (“Intuit”) has adopted this Compensation Recoupment Policy (the “Policy”) as a supplement to any other compensation recovery provisions from time to time in effect relating to any plan, agreement or documents relating to the compensation of employees of Intuit or any of its subsidiaries.

This Policy is administered by the Compensation and Organizational Development Committee (the “Committee”) of Intuit’s Board of Directors and shall be interpreted to comply with, and as applicable to be administered and interpreted consistent with, Listing Rule 5608 adopted by the Nasdaq Stock Market LLC (“NASDAQ”) to implement Rule 10D-1 under the Securities Exchange Act of 1934, as amended (collectively, “Rule 10D-1”).
1. Definitions. Capitalized terms used but not defined herein shall have the meanings set forth in Rule 10D-1.

2. Application of the Policy. This Policy shall only apply in the event that Intuit is required to prepare an accounting restatement due to the material noncompliance of Intuit with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected only in the current period or left uncorrected in the current period.

3. Recovery Period. The Incentive-Based Compensation subject to recovery is the Incentive-Based Compensation Received during the three completed fiscal years immediately preceding the date that Intuit is required to prepare an accounting restatement as described in Section 2, provided that the person served as an Executive Officer at any time during the performance period applicable to the Incentive-Based Compensation in question. The date that Intuit is required to prepare an accounting restatement shall be determined pursuant to Rule 10D-1(b)(1)(ii).

(a) Notwithstanding the foregoing, the Policy shall only apply if the Incentive-Based Compensation is Received (1) while Intuit has a class of securities listed on NASDAQ and (2) on or after October 25, 2023.

(b) If there is a change in Intuit’s fiscal year, this Policy shall apply in accordance with Rule 10D-1(b)(1)(i)(D).

4. Erroneously Awarded Compensation. The amount of Incentive-Based Compensation subject to recovery under the Policy (“Erroneously Awarded Compensation”) is the amount of Incentive-Based Compensation Received that exceeds the amount of Incentive Based-Compensation that otherwise would have been Received had it been determined based on the restated amounts and shall be computed without regard to any taxes paid.

(a) For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an accounting restatement: (1) the amount shall be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received; and (2) Intuit will maintain documentation of the determination of that reasonable estimate and provide such documentation to NASDAQ.

(b) The Committee shall recover reasonably promptly any Erroneously Awarded Compensation unless the conditions of paragraphs (i), (ii) or (iii) below apply.

(i) Erroneously Awarded Compensation need not be recovered if the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered and the Committee has made a determination that recovery would be impracticable. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, Intuit shall make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover, and provide that documentation to NASDAQ.

(ii) Erroneously Awarded Compensation need not be recovered if recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, Intuit shall obtain an opinion of home country counsel, acceptable to NASDAQ, that recovery would result in such a violation and shall provide such opinion to NASDAQ.

(iii) Erroneously Awarded Compensation need not be recovered if recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the registrant, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

(c) The Committee shall determine the repayment schedule for each amount of Erroneously Awarded Compensation in a manner that complies with the “reasonably promptly” requirement described in Section 4(b). Such determination shall be consistent with any applicable legal guidance, by the Securities and Exchange Commission, judicial opinion, or otherwise. The determination of “reasonably promptly” may vary from case to case and the Committee is authorized to adopt additional rules to further describe what repayment schedules satisfy this requirement.

6. Committee decisions. Decisions of the Committee with respect to this Policy shall be final, conclusive and binding on all present and former Executive Officers subject to this Policy, unless determined to be an abuse of discretion.
7. No Indemnification. Notwithstanding anything to the contrary in any other policy of Intuit or any agreement between Intuit and a present or former Executive Officer, no Executive Officer shall be indemnified by the Company against the loss of any Erroneously Awarded Compensation.

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